NEWS RELEASE

May 4, 2005

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA TO SHIP FIRST AGUABLANCA CONCENTRATE,

PLANT SHOWING STEADY IMPROVEMENT

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company")  announces the first sale of bulk nickel-copper concentrate from its Aguablanca Nickel mine in Spain. Terms of the first shipment of concentrate have been agreed; although a specific shipping date from the port of Huelva, Spain, is pending, it is expected in mid-May. The shipment will comprise 20,000 tonnes of concentrate produced during the course of the ongoing commissioning with provisional grades of 4.7% nickel and 5.7% copper. The Company anticipates the sale of this concentrate will generate net revenues of approximately $7 million pursuant to the terms of the current contract with Glencore International AG. (Net revenues include payable nickel and by-product credits minus treatment and refining charges and penalties if applicable).

Since the start of commissioning in late December 2004, the Aguablanca operation has seen a steady improvement in plant throughput, nickel and copper recoveries and concentrate grades. For the month of April, mill throughput averaged 168 tonnes per hour or 108,822 tonnes for the month; recoveries averaged 60% and 87% for nickel and copper, respectively, while concentrate grades averaged 6.0% nickel and 7.9% copper. Improvements are continuing. Full details of the throughput, nickel and copper recoveries and grades are found in the graphs below:

Plant Throughput

Chart removed for EDGAR submission

See attached PDF file

Ni and Cu Recoveries

Chart removed for EDGAR submission

See attached PDF file

Concentrate Grade

Chart removed for EDGAR submission

See attached PDF file

These improvements resulted from interim modifications to the plant and from improvements in the blasting and fragmentation of the ore. A replacement discharge grate and lifters, which will reduce over-grinding, are expected to arrive in June. Their installation is expected to take about 48 hours and should lead to further improvements to the SAG mill performance. Meanwhile, commissioning efforts are focused on continuing to improve mill throughput and nickel concentrate grades and recoveries.

Engineering Performance Tests to be implemented by the Engineering/Construction contractor, Fluor Corporation, that are necessary for acceptance by the Company of the turn key plant, have not yet been undertaken. In order to complete these, the plant must run at approximately 90% of the design criteria used in the bankable feasibility study. The feasibility study provides for plant throughput of 125,000 tonnes per month or 195 tonnes per hour, recoveries of 82% nickel and 85% copper and concentrate grades of 8% to 9% nickel and 4% to 5% copper. Nickel concentrate grade and recoveries, while improving, are below design specifications but within saleable limits. Management remains confident design criteria as outlined in the feasibility study are achievable.

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470                                                                                    E-Mail: info@rngm.com

Fax: (416) 956 7471                                                                          Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.